December 9, 2013

VIA EDGAR

Mr. Duc Dang

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.
Registration Statement on Form S-4
Filed November 7, 2013
File No. 333-192170

Dear Mr. Dang:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated November 21, 2013, regarding the above referenced Form S-4 filed on November 7, 2013 (the “Form S-4”). Please note that we are simultaneously filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”). We are providing Ms. Sandra B. Hunter with a courtesy copy of Amendment No. 1 marked to show changes from the Form S-4. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

General

1.	We note your disclosure that you are registering 5 7⁄8% Senior Notes due in 2022 in reliance on our position enunciated in no action letters issued to third parties, specifically Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC –No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

Contemporaneously with the submission of this response letter and the filing of Amendment No. 1, GEO is filing a supplemental letter stating that GEO is registering the exchange offer in reliance on the Commission’s position enunciated in the above mentioned no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Mr. Duc Dang, Special Counsel

December 9, 2013

In connection with responding to the Staff’s comments, GEO has acknowledged in Exhibit A to this letter the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely, AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno For the Firm

cc:	Securities and Exchange Commission

Sandra B. Hunter, Staff Attorney

The GEO Group, Inc.

John J. Bulfin, Esq., Senior Vice President and General Counsel

Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman LLP

Jose Gordo, Esq.

Stephen K. Roddenberry, Esq.

EXHIBIT A

THE GEO GROUP, INC.

One Park Place, Suite 700

621 NW 53rd Street

Boca Raton, FL 33487

December 9, 2013

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated November 21, 2013, The GEO Group, Inc. (“GEO”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans Senior Vice President and Chief Financial Officer

[GEO Letterhead]

December 9, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The GEO Group, Inc.
Registration Statement on Form S-4
Filed November 7, 2013
File No. 333-192170

Ladies and Gentlemen:

The GEO Group, Inc. (“GEO”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2013 the above-referenced registration statement on Form S-4 (File No. 333-192170) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) being filed simultaneously herewith, relating to the contemplated offer to exchange (the “Exchange Offer”) up to $250,000,000 aggregate principal amount of GEO’s 5  7⁄8% senior notes due 2022 (the “Exchange Notes”) for a like amount of GEO’s privately placed 5  7⁄8% senior notes due 2022 (the “Original Notes”). The Original Notes are, and the Exchange Notes will be guaranteed, jointly and severally, on a senior unsecured basis by GEO RE Holdings LLC, Correctional Services Corporation, LLC, CPT Limited Partner, LLC, CPT Operating Partnership L.P., Correctional Properties Prison Finance LLC, Public Properties Development and Leasing LLC, GEO Holdings I, Inc., GEO Acquisition II, Inc., GEO Transport, Inc., Cornell Companies, LLC, Cornell Corrections Management, LLC, CCG I, LLC, Cornell Corrections of Alaska, Inc., Cornell Corrections of California, Inc., Cornell Corrections of Texas, Inc., Cornell Corrections of Rhode Island, Inc., Cornell Interventions, Inc., Correctional Systems, LLC, Cornell Abraxas Group, Inc., WBP Leasing, LLC, BII Holding Corporation, BII Holding I Corporation, Behavioral Holding Corp., Behavioral Acquisition Corp., B.I. Incorporated, MCF GP, LLC, GEO MCF LP, LLC, Municipal Corrections Finance, LP, GEO Operations, LLC, GEO Corrections Holdings, Inc., GEO Corrections and Detention, LLC, GEO Re-entry Services, LLC, Cornell Abraxas Group OS, LLC, Cornell Companies of California OS, LLC, Cornell Companies of Texas OS, LLC and Cornell Interventions OS, LLC (collectively, the “Guarantors”). GEO and the Guarantors are making the Exchange Offer in reliance on the position enunciated by the Division of Corporation Finance in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). GEO is submitting this supplemental letter to the Commission in order to make the representations set forth below in response to the Commission’s comment letter, dated November 21, 2013.

a.	GEO and the Guarantors (a) have not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”)) of the Exchange Notes received in the Exchange Offer and (b) have not entered into any arrangement or understanding with any broker-dealer to participate in a distribution of the Exchange Notes, and, to the best of GEO’s and the Guarantors’ information and belief, based upon the representations and agreements to be set forth in the Letter of Transmittal, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes to be received in the Exchange Offer.

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b.	In this regard, GEO and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus and the related letter of transmittal) that if such person is an affiliate or has an arrangement or understanding with respect to the distribution of the Exchange Notes, such person (i) cannot rely on the position of the Staff enunciated in the Exxon Capital Holdings Corporation SEC No-Action Letter and other interpretive letters with similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction unless such resale is made pursuant to an exemption from such requirements.

c.	GEO and the Guarantors acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d.	GEO and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling SEC No-Action Letter in connection with any resale of such Exchange Notes.

e.	GEO and the Guarantors further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with GEO or an affiliate of GEO to distribute the Exchange Notes.

f.	GEO and the Guarantors will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgment that the exchange offeree is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

ii.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it acquired the Original Notes for its own account as the result of market-making or other trading activities and it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Should you have any questions or require any further information, please contact our outside counsel, Esther L. Moreno, Esq. at (305) 982-5519.

Very truly yours, The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer

GEO RE Holdings LLC

Correctional Services Corporation, LLC

CPT Limited Partner, LLC

CPT Operating Partnership L.P.

Correctional Properties Prison Finance LLC

Public Properties Development and Leasing LLC

GEO Holdings I, Inc.

GEO Acquisition II, Inc.

GEO Transport, Inc.

Cornell Companies, LLC

Cornell Corrections Management, LLC

CCG I, LLC

Cornell Corrections of Alaska, Inc.

Cornell Corrections of California, Inc.

Cornell Corrections of Texas, Inc.

Cornell Corrections of Rhode Island, Inc.

Cornell Interventions, Inc.

Correctional Systems, LLC

Cornell Abraxas Group, Inc.

WBP Leasing, LLC

BII Holding Corporation

BII Holding I Corporation

Behavioral Holding Corp.

Behavioral Acquisition Corp.

B.I. Incorporated

MCF GP, LLC

GEO MCF LP, LLC

Municipal Corrections Finance, LP

GEO Operations, LLC

GEO Corrections Holdings, Inc.

GEO Corrections and Detention, LLC

GEO Re-entry Services, LLC

Cornell Abraxas Group OS, LLC

Cornell Companies of California OS, LLC

Cornell Companies of Texas OS, LLC

Cornell Interventions OS, LLC

The GEO Group REIT, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans
Principal Financial Officer

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